

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

October 6, 2009

Darrell R. Raines
Group Vice President and Chief Financial Officer
Southeastern Bank Financial Corporation
3530 Wheeler Road
Augusta, Georgia 30909

> **Re: Southeastern Bank Financial Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 13, 2009**
> **File No. 0-24172**

Dear Mr. Raines,

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Greg Dundas
Staff Attorney